UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Caribou Coffee Company, Inc.

(Name of Subject Company)

Caribou Coffee Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Dan E. Lee

General Counsel and Secretary

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota 55429

(763) 592-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Brian D. Wenger

Brett D. Anderson

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, relating to the tender offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of the Company at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2012.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9 filed on December 21, 2012.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The subsection of Item 3 found under “Arrangements with the Company’s Current Executive Officers and Directors” entitled “Effect of the Offer and the Merger Agreement on Stock Options” is hereby amended and restated in its entirety by the following:

Effect of the Offer and the Merger Agreement on Stock Options

The Company’s Amended and Restated 2005 Equity Incentive Plan (the “2005 Plan”) and 2001 Stock Option Plan (the “2001 Plan”) provide that, if a “change in control” (as defined under each Plan) occurs, then all options to purchase Shares under each plan will become immediately exercisable in full. Purchaser’s acquisition of a majority of the Shares on a fully diluted basis pursuant to the Offer will constitute a change in control under the 2005 Plan and the 2001 Plan.

The Merger Agreement provides that, with respect to each stock option issued under either the 2005 Plan or the 2001 Plan (collectively, the “Options”), at the Effective Time of the Merger, each Option outstanding immediately prior to the Effective Time (whether vested or unvested), will be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time of the Merger, a cash payment equal to the product of (x) the total number of shares of common stock subject to such option and (y) the amount, if any, by which the Offer Price exceeds the exercise price per share under such option, less any applicable tax withholding. Options where the exercise price per share is equal to or greater than the Offer Price will be cancelled for no value and without payment.

The table below sets forth information regarding the vested and unvested stock options held by the Company’s directors and executive officers as of December 16, 2012:

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Payment Upon Option Cancellation ($)
Michael J. Tattersfield	500,000	1.74	$7,130,000
	61,137	16.70	0
Timothy J. Hennessy	68,750	3.22	$878,625
Daniel J. Hurdle (1)	—	—	0
Alfredo V. Martel	42,500	1.91	$598,825
Dan E. Lee	1,250	2.54	$16,825
Karen McBride-Raffel	—	—	0
Leigh Anne Snider	—	—	0
Kip R. Caffey	10,000	14.00	$20,000
	5,000	7.24	$43,800
Sarah Palisi Chapin	10,000	6.00	$100,000
Wallace B. Doolin	10,000	14.00	$20,000
	5,000	7.24	$43,800
Gary Graves	10,000	6.00	$100,000
	20,000	2.78	$264,400
Charles H. Ogburn	—	—	0
Philip H. Sanford	10,000	2.01	$139,900

(1)	Mr. Hurdle left the Company in June 2012, and his options and unvested restricted stock have been cancelled.

Item 8.	Additional Information

The subsection of Item 8 entitled “Legal Proceedings” is hereby amended and restated in its entirety by the following:

Legal Proceedings

Shortly after the announcement of the proposed Offer and prior to the launch of the Offer, three purported class action complaints were filed by purported shareholders against Parent, Purchaser and the individual directors of the Company in the District Court of the State of Minnesota, Fourth Judicial District. Specifically, on December 18, 2012, purported shareholders seeking certification of a purported class action lawsuit in the District Court of the State of Minnesota filed cases captioned Richeson v. Caribou Coffee Company, Inc., et al (the “Richeson Action”) and Greentech Research LLC v. Caribou Coffee Company, Inc., et al (the “Greentech Action”). On December 20, 2012, a similar case captioned Shah v. Tattersfield, et al (the “Shah Action”) was also filed in the District Court of the State of Minnesota, Fourth Judicial District.

On December 21, 2012, the District Court of the State of Minnesota, Fourth Judicial District, granted an order (the “Companioning Order”) pursuant to Rule 113.01 of the Minnesota Rules of General Practice companioning the Richeson Action, the Greentech Action, the Shah Action and any additional cases now pending or brought in the future that involve similar disputes arising from the same set of facts before the same judge.

Following commencement of the Offer on December 21, 2012, two additional purported class action complaints were filed by purported shareholders against Parent, Purchaser and the individual directors of the Company in the District Court of the State of Minnesota, Fourth Judicial District. Specifically, on December 21, 2012, purported shareholders seeking certification of a purported class action lawsuit in the District Court of the State of Minnesota filed cases captioned Arciero v. Caffey et al. (the “Arciero Action”) and Schufman vs. Caribou Coffee Company, Inc. et al. (the “Schufman Action”).

The complaints in the Richeson Action, Greentech Action, Shah Action, Arciero Action and Schufman Action all purport to be brought individually and on behalf of all shareholders of the Company and all purportedly seek to enjoin the effectuation of the proposed transaction. The complaints contain allegations substantially similar to one another and allege that the Offer price of $16 per Share is inadequate and undervalues the Company. The complaints allege that the Company’s director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger. Among other things, the complaints challenge the sale process and price as unfair and certain alleged deal protection provisions in the Merger Agreement. The complaints also allege that the Company, Parent and/or Purchaser aided and abetted such alleged breaches of the Company’s director defendant’s fiduciary duties.

The actions seek, among other relief: declaring the action to be a class action; declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants and is, therefore, unlawful and unenforceable; injunctive relief enjoining the Offer and the Merger; directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of the Company and its shareholders; rescinding, to the extent already implemented, the Merger Agreement and the Merger; requiring disgorgement and imposing a constructive trust on all property and profits defendants receive as a result of their alleged wrongful conduct; directing the Company’s directors to adequately ensure that no conflicts of interest exist between them and their fiduciary obligations, or if such conflicts exist, to ensure that all conflicts are resolved in the best interest of the class; awarding damages, including rescissory damages, in favor of the plaintiff and the class; awarding costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting any and all further relief as the court may deem just and proper.

The foregoing descriptions are qualified in their entirety by reference to Exhibits (a)(5)(D), (a)(5)(E), (a)(5)(F), (a)(5)(G), (a)(5)(H) and (a)(5)(I) to this Schedule 14D-9.

Item 9. Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is hereby amended and restated by the following:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(2)(A)	Letter from Gary Graves, Non-Executive Chairman of the Company, to shareholders of the Company, dated December 21, 2012.*

(a)(5)(A)	Joint press release issued by the Company and JAB, dated December 17, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2012).

(a)(5)(B)	Opinion of Moelis & Company LLC, dated December 16, 2012 (attached hereto as Annex II).*

(a)(5)(C)	Summary Advertisement, published December 21, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(D)	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(E)	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(F)	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(G)	Order Granting Companioning of Cases, issued December 21, 2012 by the District Court of the State of Minnesota, Fourth Judicial District (incorporated by reference to Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

Exhibit No.	Document

(a)(5)(H)

Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(a)(5)(I)

Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012).

(d)(2)	Confidentiality Agreement, dated December 7, 2012, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(e)(1)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(2)	Amendment No. 1 to the 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(3)	Form of Stock Option Grant and Agreement under 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(4)	Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed March 27, 2012 (File No. 333-126691)).

(e)(5)	Form of Stock Option Grant and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(6)	Form of Restricted Stock Award and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(7)	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended January 1, 2006 (File No. 000-51535)).

(e)(8)	Employment Agreement with Michael J. Tattersfield, dated August 1, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 4, 2008 (File No. 000-51535)).

(e)(9)	Employment Agreement with Timothy J. Hennessy, dated September 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 9, 2008 (File No. 000-51535)).

(e)(10)	Caribou Coffee Company, Inc. 2012 Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 17, 2012 (File No. 000-51535)).

(e)(11)	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

(e)(12)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARIBOU COFFEE COMPANY, INC.

By:	/s/ Dan E. Lee
Name:	Dan E. Lee
Title:	Senior Vice President, General Counsel and Secretary

Dated December 27, 2012